Securities and Exchange Commission
                     Washington, D.C.  20549
                            Form 11-K
                          Annual Report


Pursuant to Section 15 (d) of the Securities
Exchange Act of 1934 For Fiscal Year Ended
December 31,1996




A.   Full title of the plan:

                 PUTNAM INVESTMENTS, INC.
                 PROFIT SHARING RETIREMENT
                 PLAN

B.   Name the issuer of the securities held
pursuant to the Plan and the address of its principal executive office:

     MARSH & McLENNAN COMPANIES, INC.
     1166 Avenue of the Americas New York,
NY   10036


                    PUTNAM INVESTMENTS, INC.
                 PROFIT SHARING RETIREMENT
                 PLAN


The Trustees of the plan currently are Gregory F. Van Gundy, Frank J. Borelli, and Francis N. Bonsignore. Mr. Van Gundy is General Counsel and Secretary of Marsh & McLennan Companies, Incorporated (MMC). Mr. Borelli is Senior Vice President and Chief Financial Officer of MMC. Mr. Bonsignore is Senior Vice President - Human Resources and Administration of MMC and has been appointed as Plan Administrator. The business address of all the Trustees is c/o MMC, 1166 Avenue of the Americas, New York, NY 10036.

The members of the Application Review Committee currently are Douglas B. Jamieson, Robert W. Burke, and Karen L. Kay. They are officers of Putnam Investments, Inc. or its subsidiaries. The business address of each Committee member is c/o Putnam Investments, Inc. One Post Office Square, Boston, MA 02109.

The financial statements of the Plan are included in this Form 11K and consists of the statements of net assets available for plan benefits as of December 31, 1996 and 1995, and the statements of changes in net assets available for plan benefits for the years ended December 31, 1996 and 1995 and the report and consent of Deloitte & Touche, independent public accountants, with respect thereto.

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of Putnam Investments, Inc. Profit Sharing Retirement Plan have duly caused this annual report to be signed this 26th day of June, 1997 by the undersigned thereunto duly authorized.


                              PUTNAM INVESTMENTS, INC.
                              PROFIT SHARING RETIREMENT PLAN


                              By  _____________________________
                                    __ Francis N. Bonsignore
                                    Plan Administrator
INDEPENDENT AUDITORS' CONSENT


Putnam Investments, Inc. Profit Sharing Retirement Plan:

We hereby consent to the incorporation by reference in Registration Statement No. 2-65096 of Putnam Investments, Inc. on Form S-8 of our report dated March 21, 1997, appearing in this Annual Report on Form 11-K of Putnam Investments, Inc. Profit Sharing Retirement Plan for the years ended December 31, 1996 and 1995, respectively.



Boston, Massachusetts
June 19, 1997



June 27, 1997
Securities & Exchange Commission
450th Street
N.W. Washington D.C.,  20549


Re:  Form 11k Filing
    Putnam Investments, Inc. Profit Sharing Retirement Plan


Dear Ladies and Gentleman:

Attached is the required annual Form 11k filing for the Putnam
Investments, Inc. Profit sharing Retirement Plan. This form is submitted electronically today June 27, 1997 for the plan year ending 1996.

Very Truly Yours,



Mark D. Goodfellow
Putnam Investments, Inc.